

May 17, 2024

Aggie Gallagher
General Counsel
Standard BioTools Inc.
2 Tower Place, Suite 2000
South San Francisco, CA 94080

      Re: Standard BioTools Inc.
          PREC14A Filed May 10, 2024
          File No. 001-34180

Dear Aggie Gallagher:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your proxy statement.

<u>PREC14A Filed May 10, 2024</u>

<u>General</u>

1. In the first bullet point of your stockholder letter, you refer to certain non-GAAP measures, such as "non-GAAP gross margin." Please revise to present, with equal or greater prominence, the most directly comparable financial measures calculated in accordance with GAAP and a reconciliation between each non-GAAP measure and its comparable GAAP measure. See Item 10(e)(1)(i)(A)-(B) of Regulation S-K.

2. The proxy card included with a preliminary proxy statement should be clearly identified as a preliminary version. Refer to Exchange Act Rule 14a-6(e)(1). Please revise.

3. On the preliminary proxy card, you indicate that the proxy card will be voted based on the Board of Directors' recommendations if the proxy card does not specify voting directions. Please revise to clarify whether you are describing an entirely unmarked, but signed proxy card, or one that is signed and marked as to other matters but not marked as to the particular proposal addressed in your disclosure.

4.   On the preliminary proxy card, please consider visually separating the instructions for Proposal 1 from the text of the proposal (i.e., the first sentence) to avoid confusion.

General Information, page 1

5.   On pages 5 and 7 of the proxy statement, you indicate that broker non-votes will be counted for determining whether a quorum exists at the Annual Meeting. Please revise this disclosure to clarify that a beneficial holder's shares will not be counted for the purposes of determining quorum at the Annual Meeting if a broker provides Madryn's proxy materials to the beneficial holder and such beneficial holder does not provide any voting instructions to the broker.

6.   Please revise the disclosure under question 32 to disclose the deadline required by Exchange Act Rule 14a-5(e)(4).

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please direct any questions to Shane Callaghan at 202-551-6977 and Daniel Duchovny at 202-551-3619.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions